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October 24, 2008
Via EDGAR and Federal Express
Song Brandon, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	ImClone Systems Incorporated
Schedule TO-T filed October 14, 2008
Filed by Alaska Acquisition Corporation and
Eli Lilly and Company
SEC File No. 5-42743
Dear Ms. Brandon:
     Alaska Acquisition Corporation (the “Purchaser”) and Eli Lilly and Company (“Lilly”) have filed today via EDGAR Amendment No. 1 (the “Amendment”) to the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”). We have enclosed three courtesy copies of the Amendment for your review.
     On behalf of the Purchaser and Lilly, we are responding to your comment letter dated October 21, 2008 with respect to the Schedule TO. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO. For your convenience, the comments of the staff (the “Staff”) of the Securities and Exchange Commission are reproduced below in bold type and are followed by the Purchaser’s and Lilly’s responses.
Schedule TO-T
Exhibit (a)(1)(A): Offer to Purchase
Section 8. Certain Information Regarding ImClone, page 25
1.	We note your disclosure in the second to last paragraph under Section 8 on page 26 where you provide that the “forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in ImClone’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.” In that regard, we note that ImClone’s 2007 Form 10-K

Song Brandon, Esq.
October 24, 2008

references in the section entitled “Disclosure Regarding Forward Looking Statements” the Private Securities Litigation Reform Act of 1995. Please note that the Act does not apply to tender offers. See Section 21E(b)(2)(C) of the Exchange Act. In that regard, please revise your filing to make clear that the safe harbor provisions contained in that Act do not apply to any forward-looking statements you make in connection with the offer.
Response: The Purchaser and Lilly have revised the disclosure to clarify that any provisions of the Private Securities Litigation Reform Act of 1995 that may be set forth in ImClone’s 2007 Form 10-K and June 30, 2008 Form 10-Q are not applicable to any forward-looking statements made in connection with the Offer. Please see paragraph (2) of the Amendment under the heading “Amendments to the Offer to Purchase”.
Certain Projections, page 24
2.	We refer you to the Schedule 14D-9 filed by ImClone on October 14, 2008. In that schedule, we note that ImClone includes three financial projections. We note that you do not include all of these projections in your filing. Please revise your disclosure to explain why you chose to present only one of the financial projections included in ImClone’s filing and also the reasons why it was chosen for disclosure in the offer document. Please also revise your disclosure to explain why the other two financial projections were not included in your offer document.

Response: The Purchaser and Lilly have revised the disclosure to clarify that the financial projections summarized in the Offer to Purchase were the financial projections provided to the Purchaser and Lilly by ImClone in connection with Lilly’s due diligence process, and that the other financial projections presented in the Schedule 14D-9 filed by ImClone on October 14, 2008 (the “Schedule 14D-9”) were not provided to Lilly or the Purchaser. Please see paragraph (1) of the Amendment under the heading “Amendments to the Offer to Purchase”.

3.	On page 24 under the subsection entitled “Certain Projections,” you provide that the projections ImClone provided you “do not reflect ImClone management’s best estimate and judgment as to the future results of operations and financial condition of ImClone.” Please explain to us what that means and why you included that language in your offer document. We may have further comments upon review of your response.

Response: ImClone provided these projections to the Purchaser and Lilly in connection with Lilly’s due diligence process, and subsequently informed Lilly that, as disclosed on pages 18 and 19 of the Schedule 14D-9, the projections do not reflect ImClone management’s estimates and judgments as to the expected future results of operations and financial condition of ImClone. ImClone also informed Lilly, as disclosed in the Schedule 14D-9, that these projections do not reflect any probability adjustments for potential development, regulatory approvals or commercial risk, and assume 100% probability of success for, and full retention of, all pipeline products. The Purchaser and Lilly made comparable disclosures on pages 24 and 25 of the Offer to Purchase so that readers would not place undue reliance on the projections provided to the Purchaser and Lilly.

Song Brandon, Esq.
October 24, 2008

Section 10. Source and Amount of Funds, page 28
4.	Based on the disclosure you provide in this section, it appears you will rely on borrowings from third parties for purposes of the offer transaction. In that regard, it appears disclosure pursuant to Item 1007(d) of Regulation M-A is required. For example, you should identify the name of the committed bank institutions for which you may draw down any unused lines of credit. You should also provide summaries of the loan agreements you have with such parties as well as with UBS Loan Finance LLC and Deutsche Bank AG Cayman Islands. Please revise your document accordingly, or explain to us why Item 1007(d) is not applicable. Additionally, please note that if Item 1007(d) disclosure is required, please file as an exhibit any applicable loan agreement and commitment letter.

Response: We note the Staff’s comment and respectfully submit that Item 1007(d) of Regulation M-A is not applicable to the bank facilities and commitments described on page 28 of the Offer to Purchase, as the Purchaser and Lilly do not expect to borrow funds under such facilities or commitments for purposes of the Offer or Merger. As described on page 28 of the Offer to Purchase, the Purchaser and Lilly intend to obtain the funds to be used in the Offer and Merger through cash and cash equivalents on hand and the issuance of commercial paper by Lilly in the ordinary course. The bank facilities and commitments described on page 28 of the Offer to Purchase are alternative financing arrangements in the event that the Purchaser’s and Lilly’s primary financing plans to use cash on hand and issue commercial paper fall through. The Purchaser and Lilly have therefore disclosed such facilities and commitments in accordance with the requirements of Item 1007(b) of Regulation M-A applicable to alternative financing.
13. The Merger Agreement; Other Agreements, page 33
5.	We note your disclosure in this section that “the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn in the Offer as promptly as practicable after the Purchaser is legally permitted to do so,” (Emphasis added). Please revise your discussion to clarify your obligation to pay for all tendered securities is “promptly” after expiration of the offer. See Rule 14e-1(c) of the Exchange Act.

Song Brandon, Esq.
October 24, 2008

Response: The Purchaser and Lilly have revised the disclosure to state that, subject to the satisfaction of the conditions to the Offer, the Purchaser will pay for Shares validly tendered and not withdrawn in the Offer “promptly” after the Expiration Date. See paragraph (3) of the Amendment under the heading “Amendments to the Offer to Purchase”.
6.	We note your disclosure in the last paragraph of this section where you provide that “[t]he failure by Lilly or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.” This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to shareholders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

Response: The Purchaser and Lilly confirm their understanding that the failure to assert a condition to the Offer that is not satisfied at or prior to the Expiration Date constitutes a waiver of that condition and that, depending on the materiality of the waived condition and the number of days remaining in the Offer, the Purchaser and Lilly may be required to extend the Offer and/or recirculate new disclosure to shareholders. In that regard, the Purchaser and Lilly will notify shareholders whether or not a condition to the Offer has been waived.

7.	Additionally, please revise your language to make clear that all of your offer conditions, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer and not as your disclosure suggests may be asserted by you “at any time and from time to time.”

Response: The Purchaser and Lilly have revised the disclosure to state that all of the conditions to the Offer must be satisfied or waived at or prior to the Expiration Date. See paragraph (4) of the Amendment under the heading “Amendments to the Offer to Purchase”.
Exhibit (a)(1)(F): Press Release issued by Lilly on October 14, 2008
8.	As previously noted in this comment letter, we note your reference and incorporation to ImClone’s Form 10-K for the fiscal year ended December 31, 2007. In future filings, and to the extent you incorporate to ImClone’s Form 10-K or other reports, please make clear that the Private Securities Litigation Reform Act of 1995 does not apply to your offer.

Song Brandon, Esq.
October 24, 2008

Response: The Purchaser and Lilly confirm that, in future filings relating to the Offer that reference ImClone’s Form 10-K for the fiscal year ended December 31, 2007 or other reports, the Purchaser and Lilly will make clear that the Private Securities Litigation Reform Act of 1995 does not apply to the Offer.
9.	Additionally, we note your disclosure that “[t]he company [Eli Lilly] undertakes no duty to update forward-looking statements.” This statement is inconsistent with Eli Lilly’s obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Therefore, please refrain from including such language in future press releases and filings.

Response: The Purchaser and Lilly confirm that they will refrain from including such language in future press releases and filings in connection with the Offer.
     Additionally, at the Staff’s request, this letter constitutes an acknowledgement on behalf of the Purchaser and Lilly that:
•	the Purchaser and Lilly are responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	the Purchaser and Lilly may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     With respect to the Purchaser’s and Lilly’s responses to the foregoing comments, the Purchaser’s and Lilly’s revisions to the Schedule TO and the Offer to Purchase should not be deemed to constitute an admission that any of the information included in the Schedule TO or the Offer to Purchase in response to such comments is material.
     In accordance with the Instruction to Item 1011(a)(5) of Regulation M-A, we are also furnishing to you on a supplemental basis copies of the following documents, which shall not be deemed to be filed for purposes of the Exchange Act:
(1) the complaint filed in connection with the legal proceeding (the “Legal Proceeding”) relating to the Offer summarized in paragraph (7) of the Amendment; and
(2) the order to show cause filed in connection with the Legal Proceeding.
* * * * *

Song Brandon, Esq.
October 24, 2008

     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (212) 906-1770, Bradley C. Faris at (312) 876-6514 or Eli G. Hunt at (212) 906-1354.

Sincerely,
/s/ M. Adel Aslani-Far
M. Adel Aslani-Far
of LATHAM & WATKINS LLP

Enclosures

cc:	Robert A. Armitage G. William Miller Bradley C. Faris Eli G. Hunt